SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of November 2009

JACADA LTD.

(Translation of registrant’s name into English)

11 Galgalei Haplada Street

Herzliya, 46722 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-     N/A

CONTENTS

On or about November 17, 2009, Jacada Ltd. sent its shareholders of record copies of its Notice of Annual General Meeting of Shareholders and Proxy Statement for a meeting to be held on December 22, 2008 in Israel. A copy of Notice of Annual General Meeting of Shareholders and Proxy Statement is attached to this report as Exhibit 1.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.

By:	/s/ ROBERT C. ALDWORTH
Name:	Robert C. Aldworth
Title:	Chief Financial Officer

Dated: November 17, 2009

JACADA LTD.

11 Galgalei Haplada Street

Herzliya 46722, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To be held on December 22, 2009

Herzliya, Israel

November 17, 2009

TO THE SHAREHOLDERS OF JACADA LTD.:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of Jacada Ltd., a company formed under the laws of the State of Israel (the “Company”), shall be held on Tuesday, December 22, 2009 at 9:00 a.m. (Israel time), at the offices of the Company, 11 Galgalei Haplada Street, Herzliya 46722, Israel, for the following purposes:

1.	To re-elect Mr. Avner Atsmon and Mr. Ohad Zuckerman to the Board of Directors of the Company (the “Board”) to serve as Class I Directors and as an External Directors (as defined in the Israeli Companies Law—1999) (the “Companies Law”) for a term of three years each;

2.	To re-elect Mr. Dan Falk to the Board to serve for an additional term of one year;

3.	To approve the grant of options to the Company’s directors to purchase Company’s ordinary shares;

4.	To approve amendments to the Company’s 1999 and 2003 Share Option and Incentive Plans;

5.	To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2009 and for such additional period until the next Annual Shareholders’ Meeting, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board (the “Audit Committee”);

6.	To receive and consider the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2008; and

7.	To transact such other business as may properly come before the Meeting or any adjournments of the Meeting.

Only shareholders of record at the close of business on November 12, 2009 are entitled to notice of the Meeting and to vote at the Meeting. Please vote your Ordinary Shares by completing, signing, dating and mailing the enclosed proxy card in the accompanying postage prepaid envelope. This will assure that your Ordinary Shares are represented at the Meeting if you are unable to attend the Meeting in person.

By Order of the Board of Directors,

Gideon Hollander

Chairman of the Board of Directors

JACADA LTD.

11 Galgalei Haplada Street

Herzliya 46722, Israel

PROXY STATEMENT

Annual Meeting of Shareholders

This Proxy Statement is furnished to the holders (the “Shareholders”) of Ordinary Shares, par value NIS 0.01 each (the “Ordinary Shares”) of Jacada Ltd. (the “Company”), in connection with the solicitation by the board of directors of the Company (the “Board”) of proxies for use at the Annual General Meeting of Shareholders (the “Annual General Meeting” or the “Meeting”), or any adjournment or postponement thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The Meeting will be held on Tuesday, December 22, 2009 at 9:00 a.m. (Israel time) at the offices of the Company, 11 Galgalei Haplada Street, Herzliya 46722, Israel.

At the Meeting, Shareholders will be asked:

1.	To re-elect Mr. Avner Atsmon and Mr. Ohad Zuckerman to the Board of Directors of the Company (the “Board”) to serve as Class I Directors and as an External Directors (as defined in the Israeli Companies Law—1999) for a term of three years each;

2.	To re-elect Mr. Dan Falk to the Board to serve for an additional term of one year;

3.	To approve the grant of options to the Company’s directors to purchase Company’s ordinary shares;

4.	To approve amendments to the Company’s 1999 and 2003 Share Option and Incentive Plans;

5.	To re-appoint Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company for the year ending December 31, 2009 and for such additional period until the next Annual Shareholders’ Meeting, and to authorize the Board to fix the remuneration of the independent auditors based on the volume and nature of their services in accordance with Israeli law, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee of the Board (the “Audit Committee”);

6.	To receive and consider the Consolidated Financial Statements of the Company for the fiscal year ended December 31, 2008; and

7.	To transact such other business as may properly come before the Meeting or any adjournments of the Meeting.

The Board has fixed the close of business on November 12, 2009 as the record date (the “Record Date”) for the determination of the holders of the Ordinary Shares entitled to notice of the Meeting and to vote at the Meeting. Each such Shareholder will be entitled to one vote for each Ordinary Share held on all matters to come before the Meeting and may vote in person or by proxy by completing, signing and dating the enclosed proxy card and returning it in the enclosed postage prepaid envelope or as indicated on the proxy card. At the close of business of the Record Date, there were 16,572,534 Ordinary Shares entitled to vote.

This Proxy Statement and the accompanying form of proxy card are first being sent to holders of the Ordinary Shares on or about November 17, 2008.

Shareholders may revoke the authority granted by their execution of proxies at any time before those proxies are voted by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Meeting. Unless otherwise indicated on the form of proxy, Ordinary

Shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company prior to the Meeting, will be voted in favor of all the matters to be presented to the Meeting, as described above.

THE MEETING

Date, Time and Place

The Meeting will be held on Tuesday December 22, 2009 at 9:00 a.m. (Israel time) at the offices of the Company, 11 Galgalei Haplada Street, Herzliya 46722, Israel.

Matters to Be Considered

At the Meeting, Shareholders will be asked to consider and vote (1) to re-elect Mr. Avner Atsmon and Mr. Ohad Zuckerman to the Board to serve as Class I Directors and as external directors for a term of three years each; (2) to re-elect Mr. Dan Falk to the Board to serve for an additional term of one year; (3) To approve the grant of options to the Company’s directors to purchase Company’s ordinary shares; (4) to approve amendments to the Company’s 1999 and 2003 Share Option and Incentive Plans; and (5) to re-appoint the independent auditors and to authorize the Board to fix the remuneration of the independent auditors in accordance with the volume and nature of their services. See “RE-ELECTION OF DIRECTORS”, “RE-ELECTION OF UNCLASSIFIED DIRECTOR”, “GRANT OF OPTIONS TO PURCHASE COMPANY’S ORDINARY SHARES TO COMPANY DIRECTORS”, “APPROVAL OF AMENDMENTS TO THE COMPANY’S 1999 and 2003 SHARE OPTION AND INCENTIVE PLANS” and “RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR ANNUAL REMUNERATION”. At the Meeting the shareholders will also receive and consider the consolidated Financial Statements of the Company for the fiscal year ended December 31, 2008.

The Board knows of no matters that are to be brought before the Meeting other than as set forth in this Proxy Statement. If any other matters properly come before the Meeting, or any adjournment thereof, the persons named in the enclosed form of proxy or their substitutes will vote in accordance with their best judgment on such matters.

Record Date; Ordinary Shares Outstanding and Entitled to Vote

Shareholders as of the Record Date (i.e., the close of business on November 12, 2008) are entitled to notice of the Meeting and to vote at the Meeting. As of the Record Date, there were 16,572,534 Ordinary Shares outstanding and entitled to vote, with each Ordinary Share entitled to one vote.

Quorum

Pursuant to the Company’s Articles of Association, the presence, in person or by proxy, of at least two shareholders entitled to vote upon the business to be transacted at the Meeting and holding or representing more than 33 1/3% of the outstanding voting power of the Company is necessary to constitute a quorum at the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until December 29, 2009 at 9:00 A.M. at the same location as the adjourned meeting. If a quorum is not present at the second meeting within half an hour from the appointed time, then, subject to applicable law, any two or more Shareholders present personally or by proxy shall be deemed a quorum, and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened.

Voting and Revocation of Proxies

Shareholders are requested to vote by proxy by completing, signing, dating and promptly returning the proxy card in the enclosed postage prepaid envelope.

Ordinary Shares represented by properly executed proxies received by the Company, which are not revoked, will be voted at the Meeting in accordance with the instructions contained therein. If instructions are not given, proxies will be voted for re-election of Mr. Avner Atsmon to the Board to serve as a Class I Director and as an external director for a term of three years, for re-election of Mr. Ohad Zuckerman to the Board to serve as a Class I Director and as an external director for a term of three years, for the re-election of Mr. Dan Falk to the Board of Directors for an additional term of one year, for the approval of the grant of options to the Company’s directors to purchase Company Ordinary Shares, for the approval of the proposed amendments to the Company’s 1999 and 2003 Share Option and Incentive Plans , and for the appointment of independent auditors named herein and authorizing the Board to fix their remuneration.

Voting instructions are provided on the proxy card. If your Ordinary Shares are held in the name of a bank or broker, follow the voting instructions on the form you receive from your record holder. If a Shareholder neither returns a signed proxy card nor attends the Meeting and votes in person, his or her Ordinary Shares will not be voted.

Any proxy signed and returned by a Shareholder may be revoked at any time before it is exercised by giving written notice of revocation to the Secretary of the Company, at the address of the Company set forth herein, by executing and delivering a later-dated proxy or by voting in person at the Meeting. If your shares are held in “street name”, you must get a proxy from your broker or bank in order to attend the Meeting and vote. Attendance without voting at the Meeting will not in and of itself constitute revocation of a proxy.

Proxy Solicitation

The Company will bear the costs of solicitation of proxies for the Meeting. In addition to solicitation by mail, directors, officers and other employees of the Company may solicit proxies from Shareholders by telephone, telegram, personal interview or otherwise. Such directors, officers and employees will not receive additional compensation, but may be reimbursed for out-of-pocket expenses in connection with such solicitation. Brokers, nominees, fiduciaries and other custodians have been requested to forward soliciting material to the beneficial owners of Ordinary Shares held of record by them, and such custodians will be reimbursed for their reasonable expenses.

Beneficial Ownership of Securities by Certain Beneficial Owners and Management

The following table sets forth information as of November 17, 2009 (except as noted below), concerning (i) the only persons or entities known to the Company beneficially to own more than 5% of the outstanding Ordinary Shares; and (ii) the number of outstanding Ordinary Shares beneficially owned by all directors and officers as a group based on filings made with the Securities and Exchange Commission (the “Commission”). For each listed person, shares beneficially owned and percentage ownership take into account shares issuable upon exercise of securities exercisable within 60 days of the date hereof. Other then Gideon Hollander and Yossie Hollander, whose shareholdings are described below, none of our officers and directors owns in excess of 1% of our outstanding Ordinary Shares.

Name of Beneficial Owner	Number of Shares Owned	Percentage
Yossie Hollander (1)	2,234,010	13.38%
Gideon Hollander (2)	2,064,987	12.10%
Emancipation Capital, LP (3)	1,754,849	10.59%
KVO Capital Management, LLC (4)	998,602	6.03%

(1)

Based on a Directors and Officers Questionnaire submitted to us and information provided to us by Mr. Hollander. Represents 1,301,280 ordinary shares owned individually by Mr. Hollander, 302,670 ordinary shares owned by Mr. Hollander’s spouse and 500,060 ordinary shares owned individually by Dana Hollander Settlement 1991, LLC, a Nevada limited liability company, as to which Mr. Hollander is an income beneficiary of a trust holding a 99% membership interest therein. Includes 130,000 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 480,000 ordinary shares owned by Mr. Hollander’ mother as Mr. Hollander disclaims beneficial ownership of such shares and an aggregate of 1,549,600 ordinary shares owned indirectly by various trusts, as equity holders of certain foreign entities, as to which Mr. Hollander and/or his children, as beneficiaries of such trusts, may be deemed to have interests. Any such interest would be in an indeterminable number of the ordinary shares owned indirectly by such trusts. Mr. Hollander disclaims beneficial ownership of any ordinary shares so held by such trusts. We make no representation as to the accuracy or completeness of the information reported. The address of Mr. Hollander is 400 Perimeter Center Terrace, Suite 100, Atlanta, Georgia 30346.

(2)	Based on a Schedule 13G filed with the Commission on February 14, 2007. Represents 1,564,987 ordinary shares owned individually by Mr. Hollander, and 500,000 ordinary shares issuable pursuant to options held by Mr. Hollander which are exercisable within 60 days of the date hereof. Does not include 480,000 ordinary shares owned by Mr. Hollander’ mother as Mr. Hollander disclaims beneficial ownership of such shares. We make no representation as to the accuracy or completeness of the information reported. The address of Mr. Hollander is 11 Galgalei Haplada Street, Herzliya, 46722, Israel.
(3)	Based on a Schedule 13G filed with the Commission on February 12, 2009. This amount represents ordinary shares held by the following entities: Emancipation Capital, LP, Emancipation Capital, LLC, Emancipation Capital Master, Ltd., Charles Frumberg, and Hurley Capital, LLC. We make no representation as to the accuracy or completeness of the information reported. The address of Emancipation Capital, LP and of Hurley Capital, LLC is 1120 Avenue of the Americas, Suite 1504 New York, NY 10036, USA.
(4)	Based on a Schedule 13G filed with the Commission on February 11, 2009. Includes 113,030 shares held in a private account on behalf of Mr. Robert B. Ashton, a portfolio manager of KVO Capital Management, LLC, over which KVO has both voting and dispositive power pursuant to contract and 885,572 shares held in other private accounts over which KVO has both voting and dispositive power pursuant to contract. The address of KVO Capital Management, LLC and Mr. Robert B. Ashton is 44 S. Main Street, Box 17 Hanover, NH 03755 USA.

RE-ELECTION OF DIRECTORS

In accordance with the terms of the Company’s Articles of Association, the Board is divided into three classes and the term of the office of the Class I Directors expires on the date of this Meeting. According to the Israeli Companies Law (the “Companies Law”), External Directors may be appointed for two 3-year terms. Under the regulations promulgated under the Companies Law, External Directors of companies whose shares are also registered for trading outside of Israel may be elected for additional 3-year periods (in excess of the original 6-year period) subject to certain requirements.

At the Meeting, it is intended that proxies will be voted for the re-election of the Class I Directors, Mr. Avner Atsmon and Mr. Ohad Zuckerman (other than those directing the proxy holders not to vote for the listed nominee). Mr. Avner Atsmon has served as a director of the Company for a period of three years. Mr. Ohad Zuckerman has served as a director of the Company for a period of six years. If elected, each of them shall hold office for an additional three years, until the third Annual General Meeting following this Meeting, unless their office is earlier vacated under any relevant provision of the Articles of Association and/or the Companies Law. Both of Mr. Avner Atsmon and Mr. Ohad Zuckerman qualify as External Director according to the Companies Law.

In accordance with regulations promulgated under the Companies Law, the Company’s Board and Audit Committee have determined that in light of Mr. Ohad Zuckerman’s special contribution to the work of the Company’s Board and Audit Committee, the appointment of Mr. Zuckerman for an additional 3-year term is for the benefit of the Company.

The Proposed Directors

Avner Atsmon has served as a director of the Company since 2006. Prior to his retirement Mr. Atsmon served as Vice President of Engineering of Starhome Ltd. from January 2000 to June 2002. From December 1993 to December 1999 Mr. Atsmon served in several positions at Comverse Infosys including as a Chief Operating Officer. From November 1991 to November 1993 Mr. Atsmon was Fax Application Manager of National Semi-Conductors, Palo Alto California. Naomi Atsmon, who is also a director of the Company, and Avner Atsmon have notified us that they are not related.

Ohad Zuckerman has served as a director since December 2000. Mr. Zuckerman is the CEO of UniVerve Ltd., a renewable energy group, specializing in Waste-to-Energy and Microalgae-to-Biofuel. Between January 2000 and March 2008 Mr. Zuckerman served as the President & CEO of Zeraim Gedera Ltd., an agricultural company which specializes in breeding of vegetable varieties as well as in production and marketing to the seeds of such varieties worldwide. Prior to this position Mr. Zuckerman served as Zeraim Gedera’s Executive Vice President between 1998-2000 and as its Marketing Manager between 1990-1998. Between 1998-2002 Mr. Zuckerman served as a member of the board of directors at Maximal Innovative Intelligence Ltd., a provider of software for extracting information from data warehouses, which was sold to Microsoft.

The Board will present the following resolutions at the Meeting:

“RESOLVED, that Mr. Avner Atsmon be, and he hereby is, re-elected to serve as a Class I Director and as an external director of the Company for an additional term of three years, until the third Annual General Meeting following this Meeting.”

“RESOLVED, that Mr. Ohad Zuckerman be, and he hereby is, re-elected to serve as a Class I Director and as an external director of the Company for an additional term of three years, until the third Annual General Meeting following this Meeting.”

For the foregoing resolution to be adopted, it must be approved by the affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon provided that either (i) such a majority includes at least a third of the shareholders present and voting (not including abstentions) who do not qualify as Controlling Shareholders (as such term is defined in the Companies Law); or (ii) the aggregate number of shares held by non-Controlling Shareholders voting at the meeting against such election does not exceed one percent (1%) of the outstanding voting rights of the Company. Consequently, only Ordinary Shares that are voted in favor of the resolution will be counted toward the achievement of a majority. Ordinary Shares present at the Meeting that are not voted for the approval of the resolution or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the resolution (including broker non-votes) will not be counted toward the proposed resolution’s achievement of a majority.

The Board of Directors recommends a vote FOR the proposal to re-elect the above-named as directors.

RE-ELECTION OF UNCLASSIFIED DIRECTOR

In accordance with the Company’s Articles of Association, in addition to the three classes into which the Board of Directors is divided, the Shareholders may elect an additional unclassified director to serve on the Company’ Board of Directors for a one year term. At the Meeting, it is intended that proxies will be voted for the re-election of Mr. Dan Falk to the Board of Directors of the Company to serve as an Unclassified Director (other than those directing the proxy holders not to vote for the listed nominee). If re-elected, Mr. Falk shall hold office for one year, until the Annual General Meeting following this Meeting, unless his office is earlier vacated under any relevant provision of the Articles of Association and/or the Companies Law.

The Proposed Director

Dan Falk as served as a director since August 2004. Mr. Falk serves as a member of the boards of directors of Orbotech Ltd., Attunity Ltd., Nice System Ltd., Orad Hi-Tech Systems Ltd., Ormat Technologies Inc., Plastopil Ltd., Nova Measuring Systems Ltd., AVT Ltd., Amiad Filteration Systems Ltd, Oridion Madical Ltd. and Chromagen Ltd. In 1999 and 2000, Mr. Falk was President and Chief Operating Officer of Sapiens International Corporation N.V. From 1985 to 1999, Mr. Falk served in various positions in Orbotech Ltd., the last of which were Chief Financial Officer and Executive Vice President. From 1973 to 1985, he served in several executive positions in the Israel Discount Bank.

The Board will present the following resolution at the Meeting:

“RESOLVED, that Mr. Dan Falk be, and he hereby is, re-elected to serve as an Unclassified Director of the Company for an additional term of one year, until the Annual General Meeting following this Meeting.”

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the resolution above. Ordinary Shares present at the Meeting that are not voted for the proposed re-election of Mr. Dan Falk to the Board, and also are not voted against it or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the proposed re-election (including broker non-votes) will not be counted toward the proposed resolution’s achievement of a majority.

The Board recommends a vote FOR the proposal to re-elect the above-named as an Unclassified Director.

GRANT OF OPTIONS TO COMPANY DIRECTORS TO PURCHASE COMPANY’S ORDINARY SHARES

Under the Companies Law, the terms of compensation and grant of options to directors of the Company, whether in their capacity as directors or otherwise, require shareholder approval.

At the Meeting, it is intended that proxies (other than those directing the proxy holders not to vote for the proposed resolution) will be voted for the approval of grant of options to purchase 7,500 ordinary shares of the Company to every Company director for each year in which such director continues to serve on the Company’s Board (collectively the “Options”). All such Option grants will be governed by the Company’s stock option plans with (i) a vesting period of 3 years (provided that if Company is to be consolidated with or acquired by another entity or otherwise experience a change of control in a merger, sale of all or substantially all of the Company’s shares or assets, then such Options which are outstanding and unvested at such time shall, immediately upon the consummation of such transaction, become fully vested and exercisable), (ii) an exercise period until the second anniversary of the termination of such director’s service with the Company and (iii) an exercise price equal to the fair market value of the Company’s price per share on the date of Option grant.

The proposed grant is deemed an interested party transaction under the Companies Law, which requires approval by the Company’s audit committee, Board and shareholders. The respective directors have informed the Company of their personal interest in such transaction and the Company’s audit committee and Board have approved such grant of Options in accordance with the provisions of the Companies Law.

The Board will present the following resolution at the Meeting:

“RESOLVED, to approve the grant of options to purchase 7,500 ordinary shares of the Company to every Company director for each year in which any such director continues to serve on the Company’s Board. All such Option grants will be governed by the Company’s stock option plans with (i) a vesting period of 3 years (provided that if Company is to be consolidated with or acquired by another entity or otherwise experience a change of control in a merger, sale of all or substantially all of the Company’s shares or assets, then such Options which are outstanding and unvested at such time shall, immediately upon the consummation of such transaction, become fully vested and exercisable), (ii) an exercise period until the second anniversary of the termination of such director’s service with the Company and (iii) an exercise price equal to the fair market value of the Company’s price per share on the date of the Shareholders Meeting.”

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the resolution above. Ordinary Shares present at the Meeting that are not voted for the proposed resolution and also are not voted against it or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the proposed resolution (including broker non-votes) will not be counted toward the proposed resolution’s achievement of a majority.

The Board recommends a vote FOR the approval of such option grants.

APPROVAL OF AN AMENDMENT TO THE COMPANY’S 1999 AND 2003 SHARE OPTION AND INCENTIVE PLANS

The Company currently maintains the 1999 Share Option and Incentive Plan (the “1999 Plan”), which in accordance with its terms, will terminate on December 31, 2009.

At the Meeting, it is intended that proxies (other than those directing the proxy holders not to vote for the proposed resolution) will be voted for the approval of an amendment to the Company’s 1999 Plan and an amendment to the Company’s 2003 Share option and Incentive Plan (“2003 Plan”), such that as of the termination of the 1999 Plan, any then unallocated Ordinary Shares reserved thereunder and any grants of shares or options thereunder which shall otherwise expire, be forfeited, cancelled or terminated pursuant to their terms after termination of the 1999 Plan, shall be returned to the “pool” of reserved shares under the 2003 Plan and be available for grants thereunder, as more fully set forth in the amendments attached to this Proxy. The total number of Ordinary Shares reserved for grants of awards under the 1999 Plan and the 2003 Plan will not be increased or otherwise amended as part of the abovementioned amendments to such plans. These amendments to the 1999 Plan and the 2003 plan are intended to avoid a reduction in the total number of Ordinary Shares reserved by the Company for grants of awards.

The Board will present the following resolution at the Meeting:

“RESOLVED, to approve and adopt in all respects the Amendment No. 2 to the Jacada Ltd. 1999 Share Option and Incentive Plan, in the form attached as Appendix A, and the Amendment No. 1 to the Jacada Ltd. 2003 Share Option and Incentive Plan, in the form attached as Appendix B.”

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the resolution above. Consequently, only Ordinary Shares that are voted in favor of the amendments will be counted toward the achievement of a majority. Ordinary Shares present at the Meeting that are not voted or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the amendments (including broker non-votes) will not be counted toward the proposed resolution’s achievement of a majority.

The Board recommends a vote FOR (i) the approval and adoption of the Amendment No. 2 to the Jacada Ltd. 1999 Share Option and Incentive Plan; and (ii) the Amendment No. 1 to the Jacada Ltd. 2003 Share Option and Incentive Plan.

RE-APPOINTMENT OF INDEPENDENT AUDITORS AND APPROVAL OF THEIR ANNUAL REMUNERATION

At the Meeting, it is intended that Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, will be re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2009 and for such additional period until the next Annual Shareholders’ Meeting and that the Board will be authorized by the Shareholders to fix the remuneration of the auditors in accordance with the volume and nature of their services. Pursuant to the U.S. Sarbanes-Oxley Act of 2002, the Audit Committee has already acted to approve the re-appointment of the independent auditors and the fixing of their remuneration, as well as the terms of their engagement.

The Board will present the following resolution at the Meeting:

“RESOLVED, that the Company’s independent auditors, Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global,, be, and they hereby are, re-appointed as the independent auditors of the Company for the fiscal year ending December 31, 2009 and for such additional period until the next Annual Shareholders’ Meeting, such re-appointment having been previously approved by the Audit Committee. The Board shall be, and it hereby is, authorized to fix the remuneration of the independent auditors in accordance with the volume and nature of their services, such remuneration and the volume and nature of such services having been previously approved by the Audit Committee.”

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval of the resolution above. Consequently, only Ordinary Shares that are voted in favor of the appointment will be counted toward the achievement of a majority. Ordinary Shares present at the Meeting that are not voted or Ordinary Shares present by proxy where the Shareholder properly withheld authority to vote for the appointment (including broker non-votes) will not be counted toward the proposed resolution’s achievement of a majority.

The Board recommends a vote FOR (i) the approval of the re-appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent auditors of the Company; and (ii) the authorization of the Board to fix the remuneration of the auditors in accordance with the volume and nature of their services.

ANNUAL REPORT

At the Meeting, the Financial Statements of the Company for the fiscal year ended December 31, 2008, will be presented. A copy of the Company’s Annual Report to Shareholders (including the audited financial statements for the year ended December 31, 2008) is being made available to shareholders through the Company’s Web site. The report can be accessed at http://www.jacada.com/investors under “Financial Reports”. Alternatively, you may request a printed copy of the Annual Report by calling Jacada’s investors Relations department in the U.S at 770-352-1300 or in Israel at+972(9) 952-5900.

It is important that your proxy be returned promptly by mail. The proxy may be revoked at any time by you before it is exercised. If you attend the Meeting in person, you may withdraw any proxy and vote your own Ordinary Shares. If you want to vote in person at the Meeting shares held in street name, you must request a legal proxy from the broker, bank or other nominee that holds your shares, and must present such legal proxy at the Meeting.

BY ORDER OF THE BOARD OF DIRECTORS,

Gideon Hollander

Chairman of the Board of Directors

Dated: November 17, 2009